Exhibit 1

ADB Systems International Ltd.
6725 Airport Road, Suite 201
Mississauga, ON L4V 1V2

Tel: 905-672-7467 / Facsimile: 905-672-7514

Website: www.adbsys.com

(TSX: ADY; OTCBB: ADBY)

For Immediate Release

ADB RAISES $1.7 MILLION IN FINANCING
Schedules annual general meeting

Toronto, ON  – June 16, 2004 – ADB Systems International Ltd. (TSX: ADY; OTCBB: ADBY), a global provider of asset lifecycle management solutions, announced today it has raised $1.7 million through the issuance of convertible secured notes to a group of institutional and private investors secured against the assets of the Company.  Approximately 10 percent of the notes will be held by certain members of ADB’s senior management and Board of Directors.  When combined with the amounts raised through the funding arrangement announced on May 19, 2004 ADB has raised a total of $2.2 million in new funding.   All figures are $CDN.

Under the terms of the financing arrangement, the investors will be able to convert their notes at any time during the three-year term into units priced at $0.31, with each unit consisting of one common share and one-half of one warrant. Each full warrant may be exercised into one common share for a term of four years at the exercise price of $0.50 each.  Automatic conversion of the notes will occur following a one-year period if the volume weighted average trading price of ADB’s common shares on the TSX for a 20 consecutive trading day period is $0.70 or higher. ADB will pay noteholders interest at an annual rate of seven percent on principal amounts converted prior to maturity and on any principal amount outstanding at maturity.

First Associates Investments, a Toronto-based investment dealer, acted as agent on the private placement.  In connection with this closing, First Associates was issued an agent’s option to purchase up to 485,484 units at a price of $0.31 per unit.

“Based on the results of this financing, we expect to maintain an ongoing relationship with First Associates as we continue to build our business,” said Jeff Lymburner, CEO of ADB Systems. “Today’s round of new funding will help to sustain our activities in a number of key areas, including the continued roll-out of our joint venture with GE.”

The notes and the shares and warrants underlying the notes may not be resold in the United States of America unless pursuant to an effective registration statement under the Securities Act or unless an exemption from registration is available.

- more -

ADB raises financing/2

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This news release is not intended for distribution or dissemination to the United States.

Annual general meeting scheduled

ADB also announced that it will hold its annual general meeting for shareholders on June 23, 2004 at 3:00 p.m. in Toronto. The meeting will be open to registered shareholders, accredited media and financial analysts.

As CEO, Mr. Lymburner will review the Company’s financial and operating highlights of the past fiscal year, and outline ADB’s objectives and strategic direction for 2004.

Registered ADB shareholders will be asked to receive final 2003 financial statements, appoint auditors, authorize the Company to enter into new financing agreements, and elect a new slate of Directors.

Copies of the ADB’s 2003 Annual Report, Notice, Information Circular and voting information have been distributed to registered shareholders.

Interested individuals unable to attend the meeting will be able to listen to a live web-cast on the Company’s website, www.adbsys.com.

About ADB Systems International Ltd.

ADB Systems International delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value.  ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services.   Current customers include BP, GE Commercial Equipment Financing, Halliburton Energy Resources, the National Health Service, permanent TSB, Talisman Energy, and Vesta Insurance.

Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.  ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.).  The company’s shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBY).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to

ADB raises financing/3

risks and uncertainties that may cause ADB’s (“the Company”) results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company’s products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company’s plans will be achieved.

Contacts:

At ADB Systems International Ltd.

Joe Racanelli, Director of Marketing

Tel: (905) 672-7467 ext. 273

Fax: (905) 672-9928

E-mail: jracanelli@adbsys.com